UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2005

                                    Or

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                         Commission file number 000-50901

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Home Federal Bank's 401(K) Plan

          B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Home Federal Bancorp, Inc.
                              500 12th Avenue South
                                Nampa, Idaho 83651

Financial Statements and Exhibits
---------------------------------

   (a)  Financial Statements

    The Home Federal Savings and Loan Association of Nampa 401(k) Savings Plan became effective as of October 1, 2004. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2005 and 2004.

   (b)  Exhibit 23

        Consent of Independent Registered Public Accounting Firm

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                  HOME FEDERAL BANK'S 401(K) PLAN

  Date:  June 29, 2006            By:  /s/ Daniel L. Stevens
                                       ---------------------
                                       Daniel L. Stevens
                                       Administrator

                              HOME FEDERAL BANK's
                                 401(K) PLAN

                         INDEPENDENT AUDITOR'S REPORT
                                     and
                             FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS
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REPORT OF INDEPENDENT REGISTERED PUBLIC COMPANY ACCOUNTING FIRM           1

FINANCIAL STATEMENTS

   Statement of net assets available for benefits                         2

   Statement of changes in net assets available for benefits              3

   Notes to financial statements                                        4-9

SUPPLEMENTAL INFORMATION

   Schedule H, Line 4i - Schedule of assets (held at end of year)        10


REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM


To the Audit Committee
Home Federal Bank's 401(K) Plan
Nampa, Idaho

We have audited the accompanying statements of net assets available for Plan benefits of Home Federal Bank's 401(K) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Home Federal Bank's 401(K) Plan as of December 31, 2005 and 2004, and the changes in net assets available for Plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Spokane, Washington
June 27, 2006

                                               HOME FEDERAL BANK'S 401(K) PLAN
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
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                                                December 31
                                            -----------------------
                                                2005        2004
                                            -----------------------
INVESTMENTS
    Pooled separate accounts                $2,711,603   $2,231,516
    Common stock                             1,573,140    1,663,766
                                            ----------   ----------
      Total investments                      4,284,743    3,895,282
                                            ----------   ----------
    Contributions receivable                         -       21,516
                                            ----------   ----------
    Participant loans                           57,205       26,796
                                            ----------   ----------
    Cash                                        63,619       20,442
                                            ----------   ----------
      NET ASSETS AVAILABLE FOR BENEFITS     $4,405,567   $3,964,036
                                            ==========   ==========



See accompanying notes                                                       2
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                                               HOME FEDERAL BANK'S 401(K) PLAN
                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
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                                                   Year Ended December 31
                                                   -----------------------
                                                     2005          2004
                                                   -----------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividends                         $    4,054   $    4,807
    Net appreciation of fair value of investments     111,907      544,552
                                                   ----------   ----------
                                                      115,961      549,359
                                                   ----------   ----------

    Contributions:
      Participants                                    447,212      381,099
      Employer matching                               155,585      154,009
      Rollovers                                        74,810      314,809
                                                   ----------   ----------
                                                      677,607      849,917
                                                   ----------   ----------

         Total additions                              793,568    1,399,276

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                       349,771      173,109
  Administrative expenses                               2,266          687
                                                   ----------   ----------

         Total deductions                             352,037      173,796
                                                   ----------   ----------

         NET INCREASE                                 441,531    1,225,480

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                 3,964,036    2,738,556
                                                   ----------   ----------

  End of year                                      $4,405,567   $3,964,036
                                                   ==========   ==========

See accompanying notes.                                                     3
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                                               HOME FEDERAL BANK'S 401(K) PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
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Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments:
Investments are stated at fair value. Quoted market prices are used to value shares of common stock. Units of pooled separate accounts are valued at accumulation unit values (consisting of the account's performance at year end plus applicable dividend income less administrative expenses). Participant loans are valued at their outstanding balances, which approximate fair value.

Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for Plan benefits consists of both realized and unrealized gains and losses on those investments.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

Note 2 - Plan Description

General:
The following description of the Home Federal Bank's 401(K) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.


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                                               HOME FEDERAL BANK'S 401(K) PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
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Note 2 - Plan Description (Continued)

General (continued):
The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of Home Federal Bank (the Bank). The Plan is subject to federal laws, such as the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code, and other applicable federal and state laws. The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service (IRS) or Department of Labor (DOL).

Amendments:
Beginning in 2004, an eligible participant will automatically defer 3% of included compensation for each payroll period, unless the eligible participant makes a contrary salary reduction agreement election on or after plan entry date. This automatic deferral election only applies to those employees who become eligible participants on or after July 1, 2004.

Name change:
During 2005 the Plan changed it's name from Home Federal Savings & Loan Association of Nampa 401(k) Savings Plan to Home Federal Bank's 401(K) Plan.

Eligibility:
Eligible employees may participate in the Plan once the service requirements described below are met.

The service requirement for matching contributions is one year of service. A year of service will have been completed if, at the end of twelve consecutive months of employment, at least 1000 hours of service have been performed. If 1000 hours of service have not been completed by the end of twelve consecutive months of employment, a year of service will have been completed at the end of any following plan year during which 1000 hours of service are performed.

For purpose of salary deferrals, there is no service requirement for eligibility to participate. Thus, for all employees other than excluded employees, participation with respect to those contributions can begin upon hire.

Contributions:
Participants in this Plan may elect to reduce their compensation by a specific percentage or dollar amount up to 100% of pretax annual compensation, and have that amount contributed to the Plan on a pre-tax basis as a salary deferral, subject to IRS limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.
Participants may also elect to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of pooled separate accounts and Home Federal Bancorp common stock.


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                                               HOME FEDERAL BANK'S 401(K) PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
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Note 2 - Plan Description (Continued)

Matching contributions are made as a percentage of the amount of salary deferred by employees. Additional discretionary contributions can also be made to the Plan. Both types of contributions are made at the discretion of the Board of Directors. The Bank elected to make matching contributions equal to 50% of the first 10% of base compensation that a participant contributed to the Plan during 2005 and 2004. The Bank's contributions equaled $155,585 and $146,737 during the years ended December 31, 2005 and 2004, respectively. No additional employer discretionary contributions were made during 2005 and 2004.

Vesting:
Participants are immediately vested in their voluntary contributions, any rollover contributions, as well as any income or loss thereon.

The vested percentage in a participant's account attributable to employer matching and discretionary contributions is determined under the following schedule and is based on years of service. A participant will always be 100% vested if employed on or after normal retirement age, death, or disability.

                                  Vesting Schedule
                             Profit Sharing Contributions

       Years of Service                                        Percentage
 ---------------------------                              --------------------
  Less than 2 years                                                0%
  2                                                               20%
  3                                                               40%
  4                                                               60%
  5                                                               80%
  6                                                              100%

Participant's accounts:
Each participant's account is credited with the participant's contribution and the allocation of the Bank's contributions and net plan earnings, and charged with a $5.00 annual fee for Morningstar investment services. Earnings allocations are based on participant investment balances. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested balance.

Forfeitures:
If a participant is not vested or is partially vested in their account balance when they leave, the non-vested portion of their account balance will be forfeited on the earlier of:

      a)  the distribution of their entire vested account balance, or
      b)  five consecutive one-year breaks in service

Forfeitures of matching and discretionary contributions are reallocated as discretionary matching contributions. If a participant is employed on or after their normal retirement age, death, or disability, they will be 100% vested.

                                                                             6
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                                               HOME FEDERAL BANK'S 401(K) PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
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Note 2 - Plan Description (Continued)

Forfeited balances of terminated participants' accounts are considered a reduction of discretionary employer contributions. Forfeitures available for the reduction of discretionary employer contributions were $7,432 and $6,950 for the years ended December 31, 2005 and 2004, respectively.

Participant Loans:
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6.75% to 10.50%. Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:
On termination of employment due to retirement, death, or disability, a participant or his/her heirs may elect to receive an amount equal to the value of the participant's vested interest in his or her account in lump-sum amounts, installments, or annuity payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Distributions requested but not yet remitted were $0 and $124,741 for the years ended December 31, 2005 and 2004, respectively.

Plan termination:
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would be remitted to the Bank.

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Bank.

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                                               HOME FEDERAL BANK'S 401(K) PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
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Note 3 - Investments

The following tables present the fair values of investments at December 31, 2005 and 2004. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                               2005
                                                            ----------
Pooled Separate Accounts:
  American Balanced                                         $  605,424
  Fidelity VIP II Contrafund                                   294,275
  Lord Abbett Mid-Cap                                          222,788
  Other pooled separate accounts                             1,589,116
                                                            ----------
    Total pooled separate accounts                          $2,711,603
                                                            ----------
Common Stock:
  Home Federal Bancorp                                       1,573,140
                                                            ----------
    Total                                                   $4,284,743
                                                            ==========


                                                               2004
                                                            ----------

Pooled Separate Accounts:
  ING VP Money Market                                       $  274,560
  American Balanced                                            542,134
  Fidelity VIP II Contrafund                                   205,498
  Other pooled separate accounts                             1,209,324
                                                            ----------
    Total pooled separate accounts                           2,231,516
                                                            ----------
Common Stock:
  Home Federal Bancorp                                       1,663,766
                                                            ----------
    Total                                                   $3,895,282
                                                            ==========


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                                               HOME FEDERAL BANK'S 401(K) PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
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During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                 2005         2004
                                              ---------    ---------
Pooled separate accounts                      $ 150,440    $ 206,395
Common stock                                    (38,533)     338,157
                                              ---------    ---------
  NET APPRECIATION OF FAIR VALUE OF
    INVESTMENTS                               $ 111,907    $ 544,552
                                              =========    =========


Note 4 - Parties in Interest

Certain Plan investments are shares in the Bancorp common stock. These transactions represent investments in the Bancorp and, therefore, qualify as parties in interest.

Certain Plan investments are shares of pooled separate accounts managed by ING. ING is the Trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions.

The Plan also has participant loans, which qualify as party-in-interest transactions.

Note 5 - Reconciliation of the Financial Statements to Form 5500

The 2005 and 2004 Forms 5500 has certain items of assets, income, and expenses that differ from the amounts shown on the accompanying statements of net assets available for benefits and changes in net assets available for benefits. These differences relate to classification only and have no effect upon net assets available for benefits for either period.

Note 6 - Subsequent Event

Several provisions of the Plan were amended effective January 1, 2006. These amendments changed the eligibility requirements for the matching and profit sharing contributions, the allocation formula for the profit sharing contribution, the definition of compensation, compliance testing requirements, salary deferral automatic enrollment percentages, and the process for changing salary deferral amounts.

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

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                                               HOME FEDERAL BANK'S 401(K) PLAN
                  SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
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Plan's Sponsor EIN:  2-0127850
Plan Number:         002


                                           (c)
                                  Description, Including
                                        Maturity Date       December 31, 2005
              (b)                 Rate of Interest, Par,    -----------------
     Identity of Issue, Borrower, Maturity Value, Number of   (d)     Current
(a)  Lessor, or Similar Party             Shares              Cost    Value
---- -------------------------    -------------------------  ------ ---------
*     ING Fixed                   Pooled separate accounts     **   $  41,131
*     ING VP Money Market         Pooled separate accounts     **     189,213
      Templeton Global Bond       Pooled separate accounts     **      21,747
*     ING VP Intermediate Bond    Pooled separate accounts     **      71,054
*     ING GNMA Income Fund        Pooled separate accounts     **      53,876
      Solution 2035 Portfolio I   Pooled separate accounts     **          37
      American Balanced           Pooled separate accounts     **     605,424
*     ING VP Index Plus Large Cap Pooled separate accounts     **     187,336
      Oppenheimer Main Street     Pooled separate accounts     **      61,438
      Pioneer Fund                Pooled separate accounts     **     123,370
      Washington Mutual Investors Pooled separate accounts     **      59,229
      Fidelity VIP II Contrafund  Pooled separate accounts     **     294,275
      MFS Capital Opportunities   Pooled separate accounts     **      88,804
      Fidelity Advisor Mid Cap    Pooled separate accounts     **     198,384
      Franklin Small-MidCap Growth Pooled separate accounts    **      82,738
*     ING Am Cent Sm Cap          Pooled separate accounts     **      28,874
*     ING Baron Small Cap         Pooled separate accounts     **      84,360
*     ING VP Index Plus Mid-Cap   Pooled separate accounts     **      55,507
*     ING VP Index Plus Small-Cap Pooled separate accounts     **      99,955
      Lord Abbett Mid-Cap         Pooled separate accounts     **     222,788
*     ING Oppenheimer Glob Port   Pooled separate accounts     **      76,209
*     ING VP Int'l Value          Pooled separate accounts     **      65,854
                                                                   ----------
                                                                    2,711,603
                                                                   ----------
     Common stock:
*     Home Federal Bancorp             129,271 shares               1,573,140
                                                                   ----------
*    Participant loans                 6.75% - 10.50%                  57,205
                                                                   ----------
                                                                   $4,341,948
                                                                   ==========

* - A party in interest, as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.

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                                 EXHIBIT INDEX

     Exhibit No.
     -----------

         23    Consent of Independent Registered Public Accounting Firm

                                  Exhibit 23

            Consent of Independent Registered Public Accounting Firm

           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
           --------------------------------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (registration statement number 333-121085) filed on December 8, 2004 of Home Federal Bancorp, Inc. of our report dated June 29, 2006, relating to the financial statements of Home Federal Bank's 401(k) Plan, which appear in this Annual Report (Form 11-K) as of and for the year ended December 31, 2005.

    /s/ Moss Adams LLP

Spokane, Washington
June 29, 2006